UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                               (Amendment No. 11)


                    Under the Securities Exchange Act of 1934


                           Argonaut Technologies, Inc.
                           ---------------------------
                                (Name of Issuer)


                         Common Stock, $.0001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                    040175101
                                    ---------
                                 (CUSIP Number)


                                Seymour Holtzman
                             c/o Jewelcor Companies
                            100 N. Wilkes Barre Blvd.
                        Wilkes Barre, Pennsylvania 18702
                                 (570) 822-6277
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                January 18, 2005
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_|

                                  Introduction.

      This amends and supplements the Schedule 13D dated May 6, 2004, as amended by Amendment No. 1 thereto dated May 18, 2004, Amendment No. 2 thereto dated May 19, 2004, Amendment No. 3 thereto dated May 25, 2004, Amendment No. 4 thereto dated August 3, 2004, Amendment No. 5 thereto dated August 6, 2004, Amendment No. 6 thereto dated August 19, 2004, Amendment No. 7 thereto dated September 22, 2004, Amendment No. 8 thereto dated September 30, 2004, Amendment No. 9 thereto dated November 4, 2004 and Amendment No. 10 thereto dated November 12, 2004
(the "Schedule 13D"), filed with the Securities and Exchange Commission by Seymour Holtzman, Evelyn Holtzman, Jewelcor Management, Inc. ("JMI"),
S.H. Holdings, Inc. and Jewelcor Incorporated with respect to the common stock, $.0001 par value, of Argonaut Technologies, Inc., a Delaware corporation (the "Issuer").

Item 4.  Purpose of Transaction.

      Item 4 of the Schedule 13D, "Purpose of Transaction," is amended and supplemented by adding the following:

On January 18, 2005, the Issuer and JMI entered into a Letter Agreement dated January 12, 2005 related to, among other things, Mr. Holtzman's appointment to the Board of Directors of the Issuer. Mr. Holtzman is Chairman and President of JMI, and Mr. Holtzman and his wife, Evelyn Holtzman, are indirectly the majority owners of JMI. A copy of the Letter Agreement is attached as Exhibit 18.

On January 20, 2005, JMI sent a letter to the Issuer, withdrawing JMI's request to call and hold a special meeting. A copy of this letter is attached as Exhibit 19.

Item 7.  Material to be Filed as Exhibits.

      Exhibit 18. Letter Agreement between JMI and the Issuer.

      Exhibit 19. Letter dated January 20, 2005, from JMI to the Issuer.

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   January 26, 2005

                                       JEWELCOR MANAGEMENT, INC.

                                       By: /s/ Seymour Holtzman
                                          -----------------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       JEWELCOR INCORPORATED

                                       By: /s/ Seymour Holtzman
                                          ----------------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       S.H. HOLDINGS, INC.

                                       By: /s/ Seymour Holtzman
                                          ----------------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       /s/ Seymour Holtzman
                                       -------------------------------------
                                       Seymour Holtzman


                                       /s/ Evelyn Holtzman
                                       -------------------------------------
                                       Evelyn Holtzman